Exhibit 99.87

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD INTERSECTS WIDE, HIGH-GRADE MINERALIZATION AT
TIMMINS MINE, HIGHLIGHTS SIGNIFICANT POTENTIAL FOR RESOURCE

EXPANSION AND DISCOVERY OF NEW ZONES

•                  Results confirm potential to increase widths, tonnage and ounces in Ultramafic and Footwall zones with application of reduced cut-off grades

•                  Drilling from 525 Level intersects wide, high-grade mineralization in Ultramafic Zone above 610 Level, confirms and expands resource potential, Zone remains open up dip and to the west

•                  Key intercepts: 21.67 grams per tonne (“gpt”) over 14.10 metres (“m”), 5.87 gpt over 19.80m, including 7.24 gpt over 13.80m, 7.75 gpt over 27.60m, including 11.53 gpt over 14.45m, 6.19 gpt over 19.90m, including 9.91 gpt over 6.30m and 4.14 gpt over 35.30m.

•                  Initial drilling to test Footwall Zone near 510 Level confirms and expands resource potential with Zone remaining open up and down dip

•                  Key intercepts: 3.98 gpt over 24.80m, including 5.04 gpt over 18.10m, 5.00 gpt over 13.00m, 5.95 gpt over 8.70m and 3.87 gpt over 20.80m

•                  Drilling near 630 Level identifies significant new mineralization north of Ultramafic Zone and between Footwall and Main zones, open to depth

•                  Key intercepts: 8.65 gpt over 5.00m, including 17.17 gpt over 2.00m, 3.33 gpt over 23.50m, including 7.35 gpt over 7.40m, 3.80 gpt over 13.30m, including 9.95 gpt over 4.00m, and 4.01 gpt over 10.60m, including 13.57 gpt over 2.00m.

Toronto, Ontario (May 2, 2011) – Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 49 holes (5.151 metres) of underground drilling at the Timmins Mine. Of the results being reported, 35 holes (4.252 metres) were successful in extending the wide, high-grade mineralization of the Ultramafic Zone (“UM”) by at least 75 metres upwards from the 610 Level, the upper limit of recent mining in the Zone. The new holes through the UM Zone are part of a continuing program of detailed infill and expansion drilling being conducted above the 610 Level to aid in designing the next phases of major stoping in the UM Zone, expected to commence later in the second quarter of 2011. An additional 14 holes (899 metres) confirmed and expanded the Footwall Zone near the 510 Level, which is located to the east of the UM Zone and remains open both up and down dip.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are extremely significant as they demonstrate that the wide high-grade mineralization recently mined from the UM Zone between the 650 and 610 levels extends for a minimum of 75 metres up plunge with the Zone remaining open for further expansion. They also indicate the potential of the Footwall and Main zone areas to add significant new reserves that can be combined with those from the Ultramafic Zone at similar elevation to assist us in making improvements to the mine plan. We are also very encouraged that through our infill drilling we are encountering zones of mineralization much broader than previously thought which, when combined with higher gold prices, will allow us to increase total tonnes and ounces and reduce cut-off grades as we update resources. The current resource was estimated in 2007 using US$600 per ounce gold and was based on a more selective mining approach involving narrower, distinct vein systems.”

Among significant results from drilling on the 525 Level into the UM Zone are 21.67 gpt over 14.10m in 525-061, 5.87 gpt over 19.80m, including 7.24 gpt over 13.80m in 525-063, 7.75 gpt over 27.60m, including 11.53 gpt over 14.45m, in 525-068, 6.19 gpt over 19.90m, including 9.91 gpt over 6.30m in 525-072, and 4.14 gpt over 35.30m in 525-071. These holes were drilled in the central to west portion of the UM Zone and between 75 to 100 metres above the top of recently extracted stopes between the 650 and 610 levels and confirm an overall strike length for the zone of approximately 125 metres with some portions of the new drilling being on the edges of the previously defined resource block. The UM Zone remains open up dip and to the west.

Significant results from drilling in the Footwall Zone include 5.04 gpt over 18.10m, within a broad envelope of 3.98 gpt over 24.80 m in 525-085, 5.00 gpt over 13.00m in 525-088, 5.95 gpt over 8.70m in 525-087 and 3.87 gpt over 20.80m in 525-081. The new intersections in the Footwall Zone are located approximately 100 metres to the northeast of the Ultramafic Zone and in a horse shoe shaped zone near the contact between ultramafic and mafic volcanic rocks. The Zone remains open up and down dip.

Additional intersections include results from a series of holes drilled at the 630 Level north of the UM Zone and between the Footwall and Main zones. Significant new intersections include 8.65 gpt over 5.00m, including 17.17 gpt over 2.00m in 630-001, 7.60 gpt over 4.00m, including 9.93 gpt over 2.80m in 630-002, 3.33 gpt over 23.50m, including 7.35 gpt over 7.40m in 630-004, 3.80 gpt over 13.30m, including 9.95 gpt over 4.00m, and 4.01 gpt over 10.60m, including 13.57 gpt over 2.00m in 630-009. These intersections indicate the presence of at least two new lenses of mineralization from an area of limited past drilling and minimal current reserves. The more southerly lens is located at the 630 Level and within a few metres of existing development with the more northerly lens near the 575 Level and less than 50 metres to the north. As with the new extension to the Main Zone, there has been little to no previous testing of these zones below the 630 Level.

Observations from the new drilling indicate that mineralization within the various zones near the 525 Level are closely associated with swarms of quartz veining, surrounded by strong carbonate alteration and 5-20 percent pyrite. In most cases the zones being drilled are broader than previously thought which, when combined with a higher gold price, provides an opportunity to lower cutoff grades during future modeling and estimation efforts leading to increased overall widths, tonnage and ounces. Lower cutoff grades could lead to slightly lower grades in some zones, but would have a positive impact on overall mining productivity and average mining costs.

Drilling is continuing at the Timmins Mine with four drills, including two drills on the 525 Level, one drill on the 630 Level and one drill on the 240 Level. Five underground drills are also operational at Thunder Creek with three near the 730 Level and two near the 300 Level. Drilling at Thunder Creek is largely focused on achieving the Company’s goal to establish an initial National Instrument 43-101 resource during the second half of 2011, as well as to test the depth potential of both the Rusk and Porphyry zones.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drill program at the Timmins Mine property is Dean Crick, P.Geo. and the QP for resource estimation at Timmins Mine is Bob Kusins, P.Geo. As QPs, they have prepared or supervised the preparation of the scientific or technical information for the property and have verified the data disclosed in this press release. Both QPs are employees of Lake Shore Gold.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and currently has a capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Timmins Mine Ultramafic and Footwall Zones — Drill Results

Hole	From	To	Grade	Width
Number	(m)	(m)	(gpt)	(m)	Zone
525-051	70.30	74.00	6.90	3.70	UM1
525-053	56.50	60.20	3.74	3.70	UM1
525-054	62.30	64.80	7.99	2.50	UM1
525-055	62.90	81.10	2.87	18.20	UM1
incl	71.80	75.20	6.31	3.40
525-060	75.20	79.40	4.45	4.20	UM1
525-061	58.30	72.40	21.67	14.10	UM1
525-062	70.00	78.20	5.96	8.20	UM1
525-063	65.30	85.10	5.87	19.80	UM1
incl	71.30	85.10	7.24	13.80
incl	71.30	75.90	11.19	4.60
525-064	77.40	86.90	4.14	9.50	UM1
525-067	66.30	86.00	4.20	19.70	UM1
incl	71.00	75.00	13.81	4.00
525-068	63.50	91.10	7.75	27.60	UM1
incl	76.65	91.10	11.53	14.45
525-070	75.50	85.80	4.34	10.30	UM1
525-071	65.70	101.00	4.14	35.30	UM1
incl	89.00	90.80	19.83	1.80
525-072	68.50	88.40	6.19	19.90	UM1
incl	75.70	82.00	9.91	6.30
525-077	17.80	41.50	2.81	23.70	FW
incl	19.80	22.70	8.54	2.90
incl	33.90	36.20	7.53	2.30
525-078	22.00	43.20	2.48	21.20	FW
incl	37.40	43.20	6.08	5.80
525-080	25.40	40.00	2.50	14.60	FW
525-081	28.80	49.60	3.87	20.80	FW
incl	37.50	48.00	6.02	10.50
525-083	19.90	40.30	2.75	20.40	FW
incl	35.40	40.30	5.20	4.90
525-085	35.60	60.40	3.98	24.80	FW
incl	40.60	58.70	5.04	18.10
525-086	22.80	29.80	4.08	7.00	FW
525-087	29.20	42.40	4.82	13.20	FW
incl	29.20	37.90	5.95	8.70
525-088	39.60	67.30	3.51	27.70	FW
incl	44.60	57.60	5.00	13.00

Timmins Mine Ultramafic and Footwall Zones — Drill Results — Cont’d

Hole	From	To	Grade	Width
Number	(m)	(m)	(gpt)	(M)	Zone
525-089	14.80	26.00	2.49	11.20	FW
525-090	29.40	31.00	9.99	1.60	FW
630-001	2.00	7.00	8.65	5.00	UM2
incl	2.00	4.00	17.17	2.00
630-002	1.50	5.50	7.60	4.00	UM2
incl	1.50	4.30	9.93	2.80
	22.00	22.80	34.80	0.80	FW/CT
630-004	54.30	77.80	3.33	23.50	FW
incl	68.00	75.40	7.35	7.40
630-009	3.70	17.00	3.80	13.30	UM2
incl	11.20	15.20	9.95	4.00
and	40.00	50.60	4.01	10.60	UM3
incl	40.00	42.00	13.57	2.00

Notes:	Assays are reported uncut, true widths not reported at this time
525-049, 525-058, 525-059, 525-065 lower grade
525-073 to 525-076, 525-079, 525-082, 525-084 lower grade

Figure 1. Level Plan

TIMMINS MINE
525 LEVELPLAN
LAKE SHORE
GOLD CORP.
Date: May, 2011
Name:
Name: 525levelplan_april_2011.mxd
N
MAIN ZONE
(520 LV)
NEW ZONES
FOOTWALL ZONE
(510 LV)
ULTRAMAFIC ZONE
(525 LV)
525-040
19.78 /1.70
525-035
5.61 /4.00
4.93 /6.70
525-036
5.52 /9.40
630-001
8.65 /5.00
630-002
7.60 /4.00
630-009
9.95 /4.00
630-004
3.33 /23.50
incl. 7.35 /7.40
630-009
4.01 /10.60
incl. 13.57 /2.00
525-081
3.87 /20.80
525-085
3.98 /24.80
incl. 5.04 /18.10
525-088
5.00 /13.00
525-087
5.95 /8.70
525-071
4.14 /35.30
incl. 19.83 /1.80
525-063
5.87 /19.80
incl. 7.24 /13.80
incl. 11.19 /4.60
525-068
7.75 /27.60
incl. 11.53 /14.45
525-066
5.18 /25.60
525-070
4.34 /10.30
525-061
21.67 /14.10
Timmins Mine
525 Level
Shaft
Legend
Altered Sediments
Sediments
Ultramafic Volcanics
Mafic Volcanics
Mineralized Envelope
0 15 30 60
Meters
Composites:
gpt Au over meters

Figure 2. Cross Section

7700
7800
7900
8000
8100
8200
9800
9700
9600
9500
9400
260-017
7.59 /9.30
incl. 11.44 /1.30
260-041
16.58 /19.10
incl. 51.25 /5.90
260-022
3.88 /13.80
incl. 9.99 /3.80
3.05 /7.10
260-040
7.74 /2.60
HG84-01
5.80 /1.77
7.32 /1.50
5.51 /1.77
4.53 /4.51
260 LEVEL
MAIN ZONE
BRISTOL FAULT
525-063
5.87 /19.80
incl. 7.24 /13.80
incl. 11.19 /4.60
525-070
4.34 /10.30
525 LEVEL
525-061
21.67 /14.10
525-066
5.18 /25.60
incl. 6.40 /8.70
incl. 8.23 /8.20
525-046
27.98 /6.70
incl. 54.40 /3.30
ULTRAMAFIC ZONE
525-071
4.14 /35.30
incl. 19.83 /1.80
650-149
11.33 /15.80
incl. 32.50 /1.30
525-068
7.75 /27.60
630 SUB LEVEL
650 LEVEL
0
30
60
Meters
Legend
Pyroxenite
Mafic Volcanics
Sediments
4738e_zone
UM1 Stope
Composites:
16.58 /19.10
gpt Au over meters
LAKE SHORE
GOLD CORP.
TIMMINS MINE
SECTION 4738E
LOOKING WEST
Date: April, 2011
Name: DC, EK
File: SECTION-4738E_april-2011.mxd